SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: January 28, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

Supplemental Agreements
     On January 28, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) and certain of its subsidiaries entered into Supplemental Agreements to various loan facilities. The Supplemental Agreements are attached hereto as Exhibits 10.1 through 10.9 and are hereby incorporated by reference. The Supplemental Agreements were all entered into solely for the purpose of replacing guarantees of the borrowers and other security parties under such loan facilities with respect to an Indenture dated December 18, 2006 for 9 1/2% Senior Notes due on December 18, 2014 with guarantees with respect to an Indenture dated January 28, 2011 for 8 1/8% Senior Notes due on February 15, 2019.
     The information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: February 4, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated June 24, 2009, for $240.0 million, among the borrowers listed therein and Commerzbank AG.
10.2	Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated September 30, 2010, for $40.0 million, between the borrower listed therein and Emporiki Bank of Greece S.A.
10.3
Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated December 11, 2007 (as amended), for $154.0 million between the borrower listed therein and Emporiki Bank of Greece S.A.

10.4
Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated August 28, 2009 (as amended), for $75.0 million among the borrowers listed therein and Emporiki Bank of Greece S.A.

10.5
Supplemental Agreement dated January 28, 2011 relating to an Amended and Restated Loan Agreement, dated October 27, 2010, in respect of a loan facility of up to $120.0 million among the borrowers listed therein and DekaBank Deutsche Girozentrale.

10.6
Supplemental Agreement dated January 28, 2011 relating to a Loan Agreement, dated October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million between the borrower listed therein and Marfin Egnatia Bank S.A.

10.7
Sixth Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated February 1, 2007 (as amended), for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million among the borrower listed therein, Commerzbank AG and HSH Nordbank AG.

10.8
Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated August 20, 2010, for a term loan facility of up to $40.0 million between the borrower listed therein and DNB NOR Bank ASA.

10.9
Supplemental Agreement dated January 28, 2011 relating to a Facility Agreement, dated August 28, 2009 (as amended), for a term loan facility of up to $66.5 million between the borrower listed therein and DNB NOR Bank ASA.